SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[FEE REQUIRED]

For the Fiscal Year ended February 28, 2001

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
[NO FEE REQUIRED]

Commission File No.  0-2733

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below.

AZZ INCORPORATED EMPLOYEE BENEFIT PLAN & TRUST

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated
1300 South University Drive
Suite 200
Fort Worth, TX 76107

AZZ INCORPORATED EMPLOYEE BENEFIT PLAN & TRUST

FORM 11-K FOR THE YEAR ENDED FEBRUARY 28, 2001

REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS

Statements	of Net Assets Available for Benefits at February 28, 2001 and February 29, 2000

Statements	of Changes in Net Assets Available for Benefits for the Years ended February 28, 2001 and February 29, 2000

Notes	to Financial Statements

SUPPLEMENTAL SCHEDULE:

Item	27a—Schedule of Assets Held for Investment Purposes at February 28, 2001

SIGNATURES

EXHIBITS:

23.1	Consent of Whitley Penn

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on December 30, 2002.

AZZ incorporated Employee Benefit Plan & Trust

By:	First Nebraska Trust Company

By:	/s/ Renee Zikmund / AVP

AZZ incorporated
Employee Benefit Plan & Trust

Financial Statements
and Supplemental Schedule

Years Ended February 28, 2001
and February 29, 2000
with Report of Independent Auditors

AZZ incorporated Employee Benefit Plan & Trust

Financial Statements and Supplemental Schedule

Years Ended February 28, 2001 and February 29, 2000

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
AZZ incorporated Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2001 and February 29, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2001 and February 29, 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fort Worth, Texas
August 13, 2001

AZZ incorporated Employee Benefit Plan & Trust

Statements of Net Assets Available for Benefits

	February 28, 2001	February 29, 2000
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$7,581,056	$5,727,382
Common stocks	753,122	496,279
Short-term investments	251,311	4,184

Total investments	8,585,489	6,227,845
Receivables:
Employer contributions	965,725	1,062,781
Participant contributions	29,648	16,361

Total receivables	995,373	1,079,142

Total assets	9,580,862	7,306,987
Liabilities
Excess contributions payable	26,475	—

Net assets available for benefits	$9,554,387	$7,306,987

See accompanying notes.

AZZ incorporated Employee Benefit Plan & Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended February 28, 2001	Year ended February 29, 2000
Additions in net assets attributed to:
Investment income:
Interest and dividend income	$511,474	$420,139
Net realized and unrealized gains (losses)	(223,538)	565,980

	287,936	986,119
Contributions:
Employer	1,368,455	1,066,911
Participants	856,217	36,802
Rollovers	227,577	3,966

Total Contributions	2,452,249	1,107,679

Total additions	2,740,185	2,093,798
Deductions from net assets attributed to:
Benefits paid to participants	492,785	856,828
Administrative expenses	—	42,862

Total deductions	492,785	899,690

Net increase in net assets available for benefits	2,247,400	1,194,108
Net assets available for benefits:
Beginning of year	7,306,987	6,112,879

End of year	$9,554,387	$7,306,987

See accompanying notes.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements

February 28, 2001

A.    Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan & Trust, formerly the Aztec Manufacturing Co. Employee Benefit Plan & Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ incorporated, formerly Aztec Manufacturing Co. (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed one year of service and attained eighteen years of age. Entry dates into the Plan are no later than the earlier of (a) six months after such eligibility requirements are met, or (b) the first day of the first Plan year after such requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 1, 1999, the Plan sponsor adopted the MFS Fund Distributors, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed First Nebraska Trust Company as the non-discretionary trustee of the trust established under the Plan. Effective upon such adoption, participants are allowed to make tax-deferred contributions to the Plan and to change their investment options at any time.

Contributions

Participants may elect to contribute from 1% to 12% of their eligible compensation, subject to Internal Revenue Service limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s board of directors. Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s board of directors. Maximum contributions may not exceed the lesser of (a) $30,000 or (b) 25% of the participant’s compensation for the year. To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on March 1, June 1, September 1 and December 1 of each year.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.  Description of the Plan—continued

Participant Accounts

A separate account is maintained for each participant and is credited with the participant’s contributions, the Company’s contributions and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are reallocated among remaining participants in the proportion that each participant’s compensation for the year bears to the total compensation of all participants for the year. During fiscal 2001, approximately $78,000 of forfeitures was allocated to remaining participants. As a result of the change in trustees, there were no forfeitures allocated during fiscal 2000. At February 28, 2001, net assets available for benefits include approximately $166,000 of unallocated forfeitures that will be allocated among remaining participants in fiscal 2002.

Investment Options

Effective December 1, 1999, participants may direct their contributions in any of the following investment options, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares:

Mutual Funds:

•
MFS Bond Fund A—Seeks current income consistent with prudent investment risk. The fund normally invests at least 65% of assets in convertible and non-convertible debt, preferred stocks, U.S. government debt, and commercial paper. It may invest no more than 20% of assets in debt rated below investment-grade. The fund may also hold up to 10% of assets in common stocks acquired through conversion of other securities.

•
Massachusetts Investors Trust Fund A—Seeks current income and long-term growth of capital and income. The fund invests primarily in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality. It may invest up to 20% of assets in foreign securities; this limit does not apply to ADRs. The fund may also invest a portion of assets in debt securities and cash equivalents.

•
MFS Total Return Fund A—Seeks income; opportunity for growth of capital and income is secondary. The fund generally maintains 40% to 75% of assets in equity securities. It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB. The fund may invest in foreign securities, including Brady Bonds.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.    Description of the Plan—continued

Mutual Funds (continued):

•
MFS Capital Opportunities Fund A—Seeks capital appreciation. Current income is incidental. The fund invests primarily in common stocks. It may also hold fixed-income securities, but it may not invest more than 15% of assets in debt rated below BBB. The fund may invest up to 35% of assets in foreign securities that are not traded on a U.S. exchange, including emerging-markets issues; it may also invest in ADRs.

•
MFS Global Equity Fund A—Seeks capital appreciation. The fund invests in equities issued by foreign and domestic companies. It may invest up to 50% of assets in securities of U.S. or Canadian issuers. The fund may also invest in securities issued by companies in emerging markets. The fund may engage in options on securities and stock indexes.

Common Stocks:

•	AZZ incorporated common stock—Funds are invested solely in common stock of AZZ incorporated (NYSE: AZZ).

Short-term Investments:

•
MFS Money Market Fund—Seeks a high level of current income as is consistent with preservation of capital and liquidity. The fund invests at least 80% of its assets in U. S. government securities, repurchase agreements, certificates of deposit, commercial paper or other short-term obligations. The fund may also invest 20% of its total assets in U. S. dollar-denominated securities of foreign issuers.

Vesting

The participants’ voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon vest in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 3 years	0%
3 years, but less than 4	20%
4 years, but less than 5	40%
5 years, but less than 6	60%
6 years, but less than 7	80%
7 years or more	100%

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.    Description of the Plan—continued

Vesting—continued

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while in the employment of the Company.

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $5,000, the benefit is payable in a lump sum. If the vested benefit is greater than $5,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of his accrued benefit if the participant has participated in the Plan at least seven years and is 100% vested.

B.    Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation

Investments in mutual funds are stated at fair value using quoted prices in an active market, which represent the net asset values of shares held by the Plan at year end. The investments in AZZ incorporated common stock are valued at the closing price on the New York Stock Exchange. Amounts invested on a short-term basis are in highly liquid assets; the fair value and cost basis of these invested funds are equal. Purchases and sales of securities are recorded on the trade-dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments, earnings thereon, and uninvested cash were held by MFS Fund Distributors, Inc. under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

B.    Summary of Significant Accounting Policies—continued

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

C.    Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

	February 28, 2001	February 29, 2000
MFS Bond Fund A	$3,219,000	$2,469,483
Massachusetts Investors Trust Fund A	1,501,937	1,142,129
MFS Capital Opportunities Fund A	1,257,439	870,359
MFS Global Equity Fund A	1,418,606	1,242,361
AZZ incorporated common stock	753,122	496,279

D.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	February 28, 2001	February 29, 2000
Net assets available for benefits per the financial statements	$9,554,387	$7,306,987
Amounts allocated to withdrawing participants	(9,779)	—

Net assets available for benefits per the Form 5500	$9,544,608	$7,306,987

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

D.    Reconciliation of Financial Statements to Form 5500—continued

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	February 28, 2001	February 29, 2000
Benefits paid to participants per the financial statements	$492,785	$856,828
Amounts allocated to withdrawing participants	9,779	—
Prior year allocations to withdrawing participants reported
As payments on the current year financial statements	—	(10,460)

Benefits paid to participants per the Form 5500	$502,564	$846,368

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end but not yet paid as of that date.

E.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

F.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan sponsor, on December 1, 1999, adopted the MFS Fund Distributors, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust and is in the process of filing for a determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULE

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4i—Schedule of Assets Held For Investment Purposes

February 28, 2001

Plan: 001

EIN: 75-0948250

(a)	(b) Identity of Issue	(c) Description of Investments	(d) Cost	(e) Fair Value
*	MFS	MFS Bond Fund A	$—	$3,219,000
*	MFS	Massachusetts Investors Trust Fund A	—	1,501,937
*	MFS	MFS Total Return Fund A	—	184,074
*	MFS	MFS Capital Opportunities Fund A	—	1,257,439
*	MFS	MFS Global Equity Fund A	—	1,418,606
*	AZZ incorporated	AZZ incorporated common stock	—	753,122
*	MFS	MFS Money Market Fund	—	251,311

			$—	$8,585,489

*	Indicates a party-in-interest to the Plan.